UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62781 / August 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13943

In the Matter of
 	
 Applied Nanoscience, Inc.,
 Aquacell Technologies, Inc. (n/k/a
     Greencore Technology, Inc.),
 Aquacell Water, Inc. (n/k/a Believing
     Today, Inc.),
 Aquapro Corp.,
 Asia Electronics Holding Co., Inc.,
 Asian Star Development, Inc.,
 Associated Golf Management, Inc.
     (n/k/a Delta Mining &
     Exploration Corp.), and
 Avasoft, Inc.,
 	
     Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AQUACELL WATER, INC. (n/k/a BELIEVING TODAY, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Aquacell Water, Inc. (n/k/a Believing Today, Inc.) ("Believing Today" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 17, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject

matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aquacell Water, Inc. (n/k/a Believing Today, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Believing Today (CIK No. 1348104) is a delinquent Delaware corporation located in Palm Desert, California. At all times relevant to this proceeding, the securities of Believing Today have been registered under Exchange Act Section 12(g). As of June 8, 2010, the company's stock (symbol "BLTY") was traded on the over-the-counter markets.

     2.   Believing Today has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                              Elizabeth M. Murphy
                              Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aquacell Water, Inc. (n/k/a Believing Today, Inc.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Carol Fox Foelak
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Aquacell Water, Inc. (n/k/a Believing Today, Inc.)
c/o Mr. James Witham, CEO
44 – 489 Town Center Way, #D511
Palm Desert, CA 92260

Harold Paul, Esq.
Harold Paul, LLC
2 N. Brisa Fresca Drive
Santa Fe, NM 87506
(Counsel for Respondent)